UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
24 July 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Kimberly-Clark Corporation

File No. 1-00225 – CF# 32395

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Kimberly-Clark Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on April 21, 2015.

Based on representations by Kimberly-Clark Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit (2)b	through April 21, 2020
Exhibit (2)c	through April 21, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary